EXHIBIT 8(b)

Schedule A

Administration Fee

Fund	Percentage of the Average Daily Net Assets of the Fund
BlackRock International Index Fund	0.01%
BlackRock Small Cap Index Fund	0.04%

Amended: March 21, 2014

Amended: April 30, 2015